U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          INDEPENDENT MUSIC GROUP, INC.
                 (Name of Small Business Issuer in its charter)



        DELAWARE                                        22-281-1783
(State of incorporation)                   (I.R.S. Employer Identification No.)



71 Great Pasture Road, Redding, Connecticut                        06896
(Address of principal executive offices)                         (Zip Code)


Issuer's Telephone Number    (203) 938-0737

Securities to be registered pursuant to 12(b) of the Act:     None



Securities to be registered pursuant to 12(g) of the Act:


                         Common Stock $.00005 Par Value
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS
                  -----------------------

Company Background

         Independent Music Group, Inc. ("IMG") was formed under the laws of the State of Delaware under the name AVTR Systems, Inc. in May 1988, and in April 1999, changed its corporate name to Independent Music Group, Inc. In April 1999, IMG acquired all the issued and outstanding capital stock of Independent Music Network, Inc.(TM) ("IMN"), a Delaware corporation. Through IMN, and IMN's wholly owned subsidiary Independent Music Channel ("IMC"), and Emerald City Records, Inc., another wholly owned subsidiary of IMG ("Emerald City Records"), IMG intends to pursue the concept of broadcasting amateur and professional music television videos on national cable television. IMG's principal executive offices are located at 71 Great Pasture Road, Redding, Connecticut. IMN's offices are located at 200 West 85th Street, Suite 2B, New York, NY 10024. IMG's telephone number is 203-938-0737. IMG's website address is www.independentmusicnetwork.com or www.independentmusicchannel.com.
IMG's common stock trades on the OTC Bulletin Board under the symbol "JNET." IMG, IMN and IMC will sometimes be referred to as the Company.

         Specifically, management of IMG anticipates that IMN will conduct and coordinate all advertising, band recruiting and video editing, IMC will facilitate the broadcast of the music videos and Emerald City Records will produce and mass market the music of bands signed by the Company.

Corporate Strategy

         Under the Company's business concept; IMN(TM) will endeavor to:

         o Broadcast programming over national cable television that consists primarily of music videos of amateur and professional bands;

         o Minimize the risk of the Company's capital by charging bands an advance fee of $350 per three-minute video that, subject to content approval, guarantees the video will be broadcast nationally;

         o Build franchise value and eliminate sponsorship driven programming decisions by promoting IMN(TM) during broadcasts and funding airtime with the advanced fees rather than with sponsorship advertising; and

         o Design an innovative and informative corporate website that promotes IMN(TM), enhances and builds franchise value and generates substantial advertising and related revenue. Through extensive cross-advertising with its anticipated cable television programming, the Company intends to develop its website into a web portal.

         The Company's business concept was developed based on management of the Company's assessment that no medium currently exists which gives amateur musicians the opportunity to present themselves on national television. Channels like MTV(TM) and VH1(TM) primarily program only those artists that are listed on the Billboard 100(TM) or similar charts. The Company's believes its concept will be attractive to amateur musicians and give amateur musicians the opportunity to promote their talent on the Pay For Play(TM) basis developed by the Company and for a nominal advanced fee of $350. The Company also believes its proposed services will be well received by major and independent record labels and talent agencies because IMN will provide a cost-effective medium to showcase new talent on a non-preferential basis.

         The Company will initially attempt to develop interest in its concept among amateur musicians by undertaking an advertising campaign which will promote the Company and provide amateur musicians with information on how to submit their music videos and $350 fee. After being screened by the Company for acceptable content, professionally packaged and edited, the Company will broadcast the video on a national cable television channel. In addition to the national television broadcast, each artist or band that submits an acceptable video will also be listed on IMN(TM)'s corporate website and portal where streaming audio clips of their performance may be heard and other information on the bands and the music industry will be displayed.

         As part of its programming strategy, each month the Company will choose the Top 10 artists or bands broadcast on IMN(TM) during that period. The selected artists/bands will each be featured that month with a 1/2 hour exclusive, national television showcase of their videos at no additional cost. The top band of the month will be signed to a recording contract with Emerald City Records. In addition to screening videos for content, IMN(TM) will form an advisory panel to evaluate the commercial viability of selected bands. If deemed to be commercially viable, the Company will be in a position to offer these bands management contracts or refer them to Emerald City Records(TM) or an outside record label.

         IMN(TM) intends to promote its own network during its broadcasts to generate brand recognition and enhance franchise value. This process also reduces the burden on IMN(TM)'s working capital, as a large sales force will not be required. In addition to IMN(TM)'s self-promotion, its advertising will also include commercials that promote its Web Portal and direct interested viewers to IMN(TM)'s corporate website. Company sponsored advertising provides IMN(TM) with sole discretion to format its broadcasts as it chooses while affording it the ability to promote its own network. In direct contrast to the MTV(TM) or VH1(TM) "type" channels, IMN(TM)'s financial success will not be contingent upon ascertaining sponsorships or soliciting large advertisers. This financial and programming freedom is the direct result of the Company's advanced fee video delivery process.

         The Company anticipates launching its domestic website, web portal and traditional campaign between the last quarter of 1999 or the first quarter of 2000. The Company expects to commence broadcasting by the end of 1999 or the early part of 2000.

Music, Music Video and Recording Industry

         The development of the Company's business concept resulted in part from the popularity of the music and music video industry in general. Management of the Company beleives that the broadcast television market for music videos and music programming has grown significantly since the introduction of MTV(TM) in 1981. Music enthusiasts are now able to view everything from country to rock to rap to salsa on cable television, with major channels generating significant revenues from growing cable subscriptions and increasing advertiser support. Management's research indicates that the amateur music industry has exerperienced a corresponding significant growth phase. According to the Gallup Organization of Princeton, New Jersey, in 1996 the United States had approximately 62 million amateur musicians aged five and older comprising approximately 6 million bands. In the United States alone, nearly $6 billion was spent on musical instruments and accessories in 1996, an increase of approximately 12% from 1994.

         According to a 1997 study by the Recording Industry Association of America ("RIAA") demographic profile of consumers of recorded music has aged along with the population. Consumers age 29 and under accounted for 52.9% of music purchases in 1996 versus 56.7% in 1992. Similarly, consumers over the age of 45 comprised 15.2% of the market in 1996 compared with 12.2% in 1992. In addition, based on RIAA data, there have been significant gains in the Popular music listenership among the 35 and over category. While the spending by young Americans remains predictably strong due to their passion for music, the Babyboomers (particularly in the age 40-44 category) have shown the most notable increase, jumping from a meager 4.8% market share in 1987 to 9.2% in 1996.

Marketing Strategy

         In an effort to obtain the maximum number of music videos in a timely fashion, the Company will initially target the United States marketplace, and thereafter, the Company plans to expand its network worldwide to encompass the estimated 50 million amateur artists/bands globally. The Company approached, and anticipates that it will engage the New York City based firm of Frankfurt Balkind Partners to create its advertising campaign. Frankfurt Balkind Partners is the largest independent communications consulting firm based in the United States. The Company anticipates its domestic advertising campaign will include radio and print ads as well as the Internet to target the approximately 6 million amateur artists and band members.

Television Broadcasting Strategy

         IMN(TM) proposes to either contract for national air time in 10 hour per day, five day per week blocks, using a national satellite fed network or, if the demand for the Company's concept warrants, the

Company will attempt to air its own seven day a week, 24 hour national cable channel. It is anticipated that the Company's programming will consist of approximately 15 music videos per hour narrated by a video deejay personality ("VJ") situated in front of a custom designed stage set and interspersed with Company sponsored advertising. The Company's research included an investigation of media costs associated with buying one hour of broadcast time using a range of vehicles, including spot network television, syndicated television, national and regional cable television, UHF channels and leased public access. The focus was geared to the amateur band market, where the 6 PM to 3 AM time slot offers a combination of prime demographic viewer ship and reduced cost exposure. As a result, the Company believes it can purchase prime time airtime that reaches approximately 25 million cable households nationwide at an average cost of $1,400 per hour.

         Specifically, the Company has determined it can purchase airtime through networks such as Access Television Network, Inc., a national satellite fed network. Access Television Network, Inc. maintains contracts for air time directly with the major cable systems operators, such as Tele-Communications, Inc., Time-Warner, Inc. and Continental Cablevision, Inc., for a variety of channels at the local cable system level and then Access Television Network, Inc. feeds its signal through two digitally compressed satellite channels.

         Depending upon the market demand for the Company's concept, management of the Company may pursue the option of starting its own, seven day a week, 24 hour national cable channel that will be distinctively different from current music channels. The Company will promote its programming and create brand recognition through Independent Music Channel(TM), Inc.

IMN(TM)'s Website

         In addition to the increasing popularity of music television, an increasing number of people are turning to the Internet as a source for music and music related entertainment. Whether it is fan sites, webcasting, interactive jukeboxes, re-transmission of radio or downloading, the Internet is providing consumers with access to more music quicker than ever before. Management believes the Internet is changing the manner in which music is listened to and marketed. The sale of music, for example, is no longer limited to physical carriers such as commercial music stores. Experts agree that the potential growth in the online sector is great, especially with companies such as CDNow, Inc. and Amazon.com, Inc. generating greater public awareness through costly mass media advertising.

         IMN(TM) and its website are being designed to be substantially different from most Internet companies and websites. The primary difference is that those companies typically spend a significant portion of their operating cash flow to advertise on television and the Internet. IMN(TM)'s strategy will attempt to eliminate a strain on the Company's cash flow by advertising during the Company's cable television video broadcasts and establishing website affiliations. IMN(TM) also anticipates that it will be able to charge fees by generating links to several Internet band websites.

IMN(TM)'s Web Portal

         After the Company's wesite is firmly established, the Company will endeavor to develop its website into a Web Portal that will focus on entertainment and information and thereafter expand into a variety of other content and services.

         A Web Portal is where individuals typically begin when they log onto the Internet, receiving news, topics of interest, weather, online events and various other informational content. The portal has essentially become the entryway to all things on the Web. Most Web Portals feature the same mix of content and services. Differentiation amongst Web Portals is primarily in how well the sites integrate all of their offerings; the quality of the technology providers selected to deliver Web-based e-mail, audio and video clips, chat and Web page communities, and; the ease with which a consumer can use and customize the service to their individual needs.

         The Company is not currently aware of any existing competitor in the television music video industry that has or could create and promote a Web Portal in the fashion that IMG(TM) can. The reason is rather simple; since advertising revenue drives their profitability, companies such as MTV(TM) cannot effectively cross promote/advertise their Web Portals and/or websites. Another advantage for IMG(TM)'s Web Portal is the Company's targeted market. IMG(TM) has a large core demographic base from which it expects to draw interest in its Web Portal. The target market for IMC(TM)'s product is the six million amateur artists/bands in the U.S. and the estimated 50 million amateur artists/bands worldwide. The combination of 50 million amateur artists/bands globally and the promotional advantage described above enables IMG(TM) to launch its Web Portal with a tremendous amount of leverage.

         Unlike services such as America On-Line, the "pure" Web Portals are free from the burdens of providing access and software for users. Through innovation and a singular focus on serving the needs of the online consumer, IMN(TM) plans to integrate the highest quality music and entertainment content (initially) and services to create a powerful and unique online experience. IMN(TM) anticipates that it will establish strategic alliances, affiliations and partnerships with a variety of companies. The potential of such alliances, combined with the core demographics of the consumers the Company initially intends to target, could quickly vault IMG(TM) into the upper Web Portal echelon.

         IMN(TM)'s Web Portal will initially be used for a number of functional and IMN(TM)'s Web Portal will initially be used for a number of functional and promotional purposes, some of which include:

        o  IMN(TM)& IMC(TM)Corporate Information                          o  Featured Band Information
        o  Video Submission Guidelines & Forms                            o  Contest Polling
        o  Pricing Schedules                                              o  CD Sales & Audio Samples
        o  Band Listings & Programming Schedules                          o  Visitors' Log
        o  Frequently Asked Questions Section                             o  VJ Biographies & Stories
        o  Sale of IMN(TM)/IMC(TM)Merchandise                             o  IMN(TM)'s Interactive Jukebox

                                       -5-

        o  Links to Band Websites                                         o  Music Industry News
        o  CD Release Information & Reviews                               o  Links to Band Fan Club Sites
        o  Chat Rooms                                                     o  Local Band News

         Upon completion, the Company's portal will include links to other Internet sites for things such as CD and Musical Instrument Sales, National & Local Entertainment Information, Independent Band Information & Performance Schedules, Music Magazines & Videos, etc. As mentioned above, the Company also expects to establish strategic alliances and partnerships with certain of companies that provide the services linked to our website for a percentage of sales per hit. The current industry standard is 15%.

ITEM 2.           DESCRIPTION OF PROPERTY
                  -----------------------

         IMG maintains its executive offices at 71 Great Pasture Road, Redding, Connecticut 06896, on a rent free basis from James Fallacaro, an executive officer and director of IMG. IMN maintains its executive offices at 200 West 85th Street, Suite 2B, New York, NY 10024, on a rent free basis from Anthony Escamilla, an executive officer and director of IMG.

ITEM 3.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
                  --------------------------------------------------------
                  EMPLOYEES
                  ---------

         The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

         Name                Age             Positions Held
         ----                ---             --------------

James Fallacaro              52              Director, Chairman, and President

Corinne Fallacaro            42              Director Secretary and Treasurer

Anthony Escamilla            32              Director and Vice President

James Fallacaro has been Director, Chairman and President of the Company since its formation in 1986. Mr. Fallacaro has been a Director and officer of both IMC and IMN since 1997. Mr. Fallacaro has served as the sole director of Emerald City Records, Inc. since its formation in April 1999. Since 1991 Mr. Fallacaro has served as President of CJS Holdings, Inc., a technology licensing company he founded in 1991. From 1986 to 1987, Mr. Fallacaro served as President, and from 1985 to 1986 as a Vice President, of Real Estate Financial Investment Corp., which is in the business of acquiring, syndicating and operating real property. From 1983 to 1985, Mr. Fallacaro was Vice President of Diversified Resources Group, a firm engaged in the business of acquiring, syndicating and managing real estate. From 1979 to 1983, Mr. Fallacaro was President of Valkyerie Technology Group, a firm engaged in licensing of foreign and domestic technology.

Corinne Fallacaro has been a Director, Secretary and Treasurer of IMG since its inception in 1986. Ms. Fallacaro has also served as a director and executive officer of both IMN and IMC since 1997. Ms. Fallacaro has also served as Vice-President of CJS Holdings, Inc., a private technology licensing company since 1991. Ms. Fallacaro, is married to James Fallacaro.

Anthony Escamilla has served as Vice President and Director of IMG since April 1999. Mr. Escamilla is Secretary and Treasurer of StockSiren.com, LLC, a company founded by Mr. Escamilla in March 1999. Mr. Escamilla is principally self employed as a financial consultant and has acted as the Chief Financial Officer of Motorsports USA, Inc. and its parent company Mobile Multimedia Productions, Inc. since November 1997 and May 1998, respectively. From January 1993 through October 1997, he worked for The Long-Term Credit Bank of Japan, Ltd. in their Corporate Finance and Cross Border M&A Departments. Between July 1990 and September 1996, Mr. Escamilla worked for Deloitte & Touche in their Audit Department specializing in Corporate Finance and M&A transactions. He earned MBA and B.S. degrees from the University of Texas at Austin and the University of Connecticut, respectively. Mr. Escamilla is a Certified Public Accountant.

ITEM 4.           EXECUTIVE COMPENSATION
                  ----------------------

         The officers and directors of IMG do not have employment agreement with IMG or its subsidiaries nor have the foregoing individuals had employment agreements with any of the foregoing since 1989. The officers and directors have not received compensation (including common stock or options to purchase common stock) from IMG or its subsidiaries and do not expect to receive compensation for their services to IMG for an indefinite period of time.

ITEM 5.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  ---------------------------------------------------
                  MANAGEMENT
                  ----------

         The following table sets forth information as of June 18, 1999, with respect to the beneficial ownership of shares of IMG's common stock ("Common Stock") by (i) each person or entity known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, or to be under common control, (ii) each officer and director, and (iii) all officers and directors as a group.

                                 -7-

                                                                                 Approximate
                                                                                 Percentage of
                                                    No. of                     Outstanding Shares
Name                                               Shares(1)                   Beneficially Owned
----                                               ---------                   ------------------
James Fallacaro(2)                                 8,555,000                            88.7%
Corinne Fallacaro(3)                                  76,658                                *
Anthony Escamilla(4)                                       0                               0%
All Officers and Directors                         8,631,658                            89.6%
as a Group (3 persons)
*Denotes less than 1%.

(1) There were 9,636,475 shares of IMG's Common Stock and outstanding as of June 18, 1999.

(2) James Fallacaro is Director, Chairman and President of IMG. Does not include 76,658 shares of IMG's Common Stock owned by Corinne Fallacaro, James Fallacaro's wife.

(3) Corinne Fallacaro is Director, Secretary and Treasurer of IMG. Does not include 8,550,000 shares of IMG's Common Stock owned by James Fallacaro, Corinne Fallacaro's husband.

(4)      Mr. Escamilla is Director and Vice President of IMG.


ITEM 6.           INTEREST OF MANAGEMENT AND OTHER CERTAIN TRANSACTIONS
                  -----------------------------------------------------

         In March 1999, IMG acquired all of the issued and outstanding shares of common stock of IMN from James Fallacaro, and officer and director of IMG, in exchange for 100,000 shares of Common Stock of IMG and $50,000.

         In March 1999, IMG issued James Fallacaro 8,500,000 shares of Common Stock at a price of $20,000.

ITEM 7.           DESCRIPTION OF SECURITIES
                  -------------------------

         IMG is authorized to issue 10,000,000 shares of Common Stock, par value $.00005 per Share. IMG is not authorized to issue preferred stock. As of June 18, 1999, there were 9,636,475 shares of Common Stock issued and outstanding.

         The holders of IMG's Common Stock: [i] have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by IMG's Board of Directors; [ii] are entitled to share ratably in all of IMG's assets for distribution to holders of IMG's Common Stock upon liquidation, dissolution or winding up of the affairs of IMG; [iii] do not have preemptive subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and [iv] are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders. All shares of Common Stock now outstanding are fully paid and non-assessable. The holders of shares of IMG's Common Stock do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of Directors, can elect all of the Directors to be elected, if the so choose and in such event, the holders of the remaining shares will not be able to elect any of IMG's Directors.


                                     PART II

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  -------------------------------------------------
                  COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
                  -------------------------------------------

         As of June 18, 1999, there were approximately 41 stockholders of record of IMG's Common Stock. IMG's Common Stock is trades on the NASD OTC Bulletin Board under the symbol "JNET". The following table sets forth, for the period since June 1, 1997, the high and low bid prices for IMG's Common Stock as reported by the OTC Bulletin Board. The following high and low bid prices reflect inter-dealer prices without detail markup, markdown or commission and may not represent actual transactions.

                                                                                    Common Stock
                                                                                    ------------
                                                                           High                    Low
                                                                           ----                    ---
June 1997 - May 31, 1999
June 1, 1997 - August 31, 1997                                             $.3                     $.001
September 1, 1997 - November 30, 1997                                      $.3                     $.001
December 1, 1997 - February 28, 1998                                       $.3                     $.001
March 1, 1998 - May 31, 1998                                               $.3                     $.001
June 1, 1998 - August 31, 1998                                             $.3                     $.001
September 1, 1998 - November 30, 1998                                      $.3                     $.001
December 1, 1998 - February 28, 1999                                       $.3                     $.001
March 1, 1999 - May 31, 1999*                                              $16                     $1.25

*Gives effect to a 1 for 40 reverse stock split of IMG's issued and outstanding Common Stock effective March 1999.

         The transfer agent for IMG's Common Stock is Florida Atlantic Stock Transfer,701 North Pine Island Road, Suite 310B, Tamarac, Florida 33321.

         IMG has never paid cash dividends on its Common Stock. IMG presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on IMG's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.           LEGAL PROCEEDINGS
                  -----------------

         There are no material legal proceedings filed, or to IMG's knowledge, threatened against IMG.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ---------------------------------------------

                  Not Applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES
                  ---------------------------------------

         In March 1999, IMG issued an aggregate of 900,000 shares of Common Stock to two accredited investors and received aggregate proceeds of $55,000. The offering was conducted pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act").

         In March 1999, IMG issued 8,500,000 shares of Common Stock to an officer and director of the IMG for a purchase price of $20,000 pursuant to the exemption from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In April 1999, IMG issued 100,000 shares of its Common Stock to an officer and director of IMG as part of the acquisition by IMG of IMN. The issuance was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS
                  -----------------------------------------

         Section 145 of the General Corporation Law of Delaware (the "GCL") allows a corporation to indemnify any person who was or is, or is threatened to be made a party to any threatened, pending or completed suit or proceeding. This applies whether the matter is civil, criminal, administrative or investigative because he or she is or was a director, officer, employee or agent of the corporation.

         A corporation may indemnify against expenses (including attorney's fees) and, except for an action by or in the name of the corporation, against judgments, fines and amounts paid in settlement as part of such suit or proceeding. This applies only if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation. In addition, with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

         In the case of an action by or in the name of the corporation, no indemnification of expenses may be made for any claim, as to which the person has been found to be liable to the corporation. The exception is if the court in which such action was brought determines that the person is reasonably entitled to indemnity for expenses.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, is permitted as to directors, officers and controlling persons of IMG, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by IMG in the successful defense of any action, suit or proceeding) is asserted, IMG will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy. IMG will be governed by the final adjudication of such issue.

                                    PART F/S

         The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

         The following financial statements include the audited consolidated balance sheet of IMG at May 31, 1999, and IMG's related audited consolidated statements of operations, deficiency in assets and cash flows for the year ended May 31, 1999 and the period from November 6, 1997 (inception) through May 31, 1998.

--------------------------------------------------------------------------------






                          INDEPENDENT MUSIC GROUP, INC.
                                AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1999





--------------------------------------------------------------------------------

C O N T E N T S
                                                                         Page
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT                                             F-1

CONSOLIDATED FINANCIAL STATEMENTS

         Balance Sheet                                                   F-2

         Statements of Operations                                        F-3

         Statements of Deficiency in Assets                              F-4

         Statements of Cash Flows                                        F-5

         Notes to Financial Statements                                 F-6 - 8

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Board of Directors and Stockholders
Independent Music Group, Inc. and Subsidiaries
Redding, Connecticut


We have audited the accompanying consolidated balance sheet of Independent Music Group, Inc. and Subsidiaries (a development stage company) as of May 31, 1999, and the related consolidated statements of operations, deficiency in assets and cash flows for the year ended May 31, 1999 and for the period from inception (November 6, 1997) to May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Music Group, Inc. and Subsidiaries as of May 31, 1999, and the results of its operations and its cash flows for the year ended May 31, 1999, and for the period from inception (November 6, 1997) to May 31, 1998, in conformity with generally accepted accounting principles.




                                                        KAUFMAN, ROSSIN & CO.

Miami, Florida
June 7, 1999

INDEPENDENT MUSIC GROUP, INC. & SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
MAY 31, 1999
===================================================================================================================================
ASSETS
===================================================================================================================================

CASH AND CASH EQUIVALENTS                                                                                    $          262,215

OTHER ASSETS                                                                                                                900
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                             $
===================================================================================================================================

LIABILITIES AND DEFICIENCY IN ASSETS
===================================================================================================================================

CURRENT LIABILITIES
     Note payable - stockholder                                                                              $          246,472
     Accrued expenses (Note 2)                                                                                           62,923
     Distribution payable                                                                                                50,000
-----------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities
-----------------------------------------------------------------------------------------------------------------------------------

DEFICIENCY IN ASSETS (NOTE 4)
     Common stock, $.00005 par value; authorized 10,000,000
         shares; issued and outstanding 9,636,475 shares                                                                    482
     Additional paid-in capital                                                                                           5,243
     Deficit accumulated during the development stage                                                      (            102,005)
-----------------------------------------------------------------------------------------------------------------------------------
         Total deficiency in assets                                                                        (             96,280)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                             $          263,115
===================================================================================================================================

                             See accompanying notes.

INDEPENDENT MUSIC GROUP, INC. & SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 1999 AND FOR THE PERIOD
FROM INCEPTION (NOVEMBER 6, 1997) TO MAY 31, 1998
===================================================================================================================================
                                                                                            1999                     1998
===================================================================================================================================
REVENUES:
     Dividend income                                                                $          10,046         $          12,197
------------------------------------------------------------------------------------------------------------------------------------

EXPENSES:
     General and administrative                                                                 42,091                   24,734
     Interest                                                                                   30,574                   26,849
------------------------------------------------------------------------------------------------------------------------------------
         Total expenses
------------------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                            $          62,619         $          39,386
===================================================================================================================================

NET LOSS PER SHARE                                                                  $            .006         $            .004
===================================================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON
     SHARES OUTSTANDING                                                                     9,636,475                 9,636,475
===================================================================================================================================

                             See accompanying notes.

INDEPENDENT MUSIC GROUP, INC. & SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY) CONSOLIDATED STATEMENTS OF DEFICIENCY IN ASSETS
FOR THE YEAR ENDED MAY 31, 1999 AND FOR THE PERIOD FROM INCEPTION (NOVEMBER 6,
1997) TO MAY 31, 1998
====================================================================================================================================
                                                                                                           Deficit
                                                            Common stock, $.00005 par value;             Accumulated
                                                              10,000,000 shares authorized   Additional  During the
                                                            ------------------------------    Paid-in    Development
                     Transaction                        Date      Shares    Par Value         Capital       Stage          Total
====================================================================================================================================
Sale of stock for cash ($.01 per share)                11/6/97    100,000     $    5      $     995      $        -       $   1,000

Net loss from inception (November 6, 1997) to May
     31, 1998                                                -          -          -              -      (   39,386)      (  39,386)
------------------------------------------------------------------------------------------------------------------------------------

Balance May 31, 1998                                         -    100,000          5            995      (   39,386)      (  38,386)

Acquisition of assets of Independent Music Group,
     Inc. ($.006 per share)                            4/26/99  9,536,475        477         54,248               -          54,725

Special distribution to shareholder                    4/26/99          -          -       ( 50,000)              -       (  50,000)

Net loss for the year ended May 31, 1999                     -          -          -              -      (   62,619)      (  62,619)
------------------------------------------------------------------------------------------------------------------------------------

              TOTAL                                             9,636,475     $  482      $   5,243      ($ 102,005)      ( $96,280)
====================================================================================================================================

                             See accompanying notes.

INDEPENDENT MUSIC GROUP, INC. & SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 1999 AND FOR THE PERIOD
FROM INCEPTION (NOVEMBER 6, 1997) TO MAY 31, 1998
====================================================================================================================================

                                                                                            1999                     1998
====================================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                      ( $          62,619)      ( $          39,386)
------------------------------------------------------------------------------------------------------------------------------------
    Adjustments to reconcile net loss to net cash used in operating activities:
       Changes in operating assets and liabilities:
          Other assets                                                                           4,700      (             5,600)
          Accrued expenses                                                                      36,074                   26,849
------------------------------------------------------------------------------------------------------------------------------------
              Total adjustments                                                                 40,774                   21,249
------------------------------------------------------------------------------------------------------------------------------------
                 Net cash used in operating activities                            (            21,845)      (            18,137)
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Cash balances of company acquired                                                           54,725                        -
    Loans from (repayments to) stockholder, net                                   (           243,528)                  490,000
------------------------------------------------------------------------------------------------------------------------------------
                 Net cash provided by (used in) investing activities              (           188,803)                  490,000
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from the issuance of common stock                                                       -                    1,000
------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECEASE) IN CASH AND CASH EQUIVALENTS                                   (           210,648)                  472,863

CASH AND CASH EQUIVALENTS - BEGINNING                                                          472,863                        -
------------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - ENDING                                                  $         262,215         $         472,863
====================================================================================================================================

Supplemental Disclosures:
------------------------------------------------------------------------------------------------------------------------------------

    Interest paid                                                                   $               -         $               -
====================================================================================================================================

    Income taxes paid                                                               $               -         $               -
====================================================================================================================================

                             See accompanying notes.

INDEPENDENT MUSIC GROUP, INC. & SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
                  Basis of Consolidation

                  The consolidated financial statements include the accounts of Independent Music Group, Inc. (IMG) and its subsidiaries, Independent Music Network, Inc. (IMN), Independent Music Channel, Inc. (IMC) and Emerald City Records, Inc. (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

                  Organization and Business Activity

                  IMN was incorporated in November 1997, under the laws of the State of Delaware, to pursue the concept of broadcasting amateur and professional music television videos on national cable television. IMC, a Delaware Corporation, is intended to be used to broadcast the videos, promote its programming and create corporate brand recognition. Emerald City Records is the company's proprietary record label.

                  On April 26, 1999, all of the outstanding stock of IMN was acquired by IMG (formerly known as AVTR Systems, Inc.), a non-operating public shell company. For accounting purposes, the acquisition has been treated as an acquisition of the assets of IMG by IMN and as a recapitalization of IMN. The historical financial statements prior to April 26, 1999 are those of IMN.

                  The business activity of the Company to date has primarily consisted of development of a business plan and research related to the broadcast and music industries.

                  The Company is considered to be in the development stage, and the accompanying financial statements represent those of a development stage company.

                  Cash and Cash Equivalents

                  Cash and cash equivalents consists of cash and all highly liquid investments readily convertible to cash.

                  The Company, from time to time, maintains cash balances in excess of federally insured limits.

                  Income Taxes

                  The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes.

--------------------------------------------------------------------------------
NOTE 1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

                  Use of Estimates

                  The accounting and reporting policies of the Company are in conformity with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could differ from those estimates.

                  The Company has recorded a deferred tax asset of approximately $312,000 at May 31, 1999 which is completely offset by a valuation allowance. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

                  Fair Value of Financial Instruments

                  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. The carrying value of Notes payable
                  - stockholder approximates fair value as the interest rate is not significantly different from market rates available to the Company.

                  Impact of the "Year 2000" Computer Issue

                  Because computers frequently use only two digits to recognize years, on January 1, 2000, many computer systems, as well as equipment that uses embedded computer chips, may be unable to distinguish between the years 1900 and 2000. If not remediated, this problem could create system errors and failures resulting in the disruption of normal business operations. In the event the Company fails to identify or correct a material Year 2000 problem, there could be disruptions in normal business operations, which could have a material adverse effect on the Company's results of operations, liquidity or financial condition. Further, there may be some third parties, such as governmental agencies, utilities, telecommunication companies, vendors, suppliers and customers who may not be able to continue business with the Company due to their own Year 2000 problems. Also, risks associated with some foreign third parties may be greater since there is general concern that some entities operating outside the United States are not addressing Year 2000 issues on a timely basis. There can be no assurance that any efforts made will fully mitigate the effect of Year 2000 issues.

                  Net Loss per Share

                  Net loss per share is computed based on the weighted average number of shares outstanding, restated to give effect to the recapitalization.

--------------------------------------------------------------------------------
NOTE 2.           NOTE PAYABLE - STOCKHOLDER
--------------------------------------------------------------------------------

                  Note payable - stockholder at May 31, 1999, consisted of amounts due to the majority stockholder and officer of the Company. The note bears interest at 10%, is unsecured and due on demand. Interest expense on the note amounted to $30,574 for the year ended May 31, 1999 and $26,849 for the period from inception (November 6, 1997) to May 31, 1998. Unpaid interest on the notes as of May 31, 1999 amounted to $57,423 and is included in accrued expenses on the accompanying balance sheet.

                  The Company is dependent upon its majority shareholder for continued financing.

--------------------------------------------------------------------------------
NOTE 3.           INCOME TAXES
--------------------------------------------------------------------------------

                  The Company has net operating loss carryforwards of approximately $830,000 for income tax purposes. Approximately $728,000 was generated by IMG prior to the acquisition of IMN and expire from 2001 through 2006. The remaining net operating losses begin to expire in 2018.

                  Deferred income tax assets of approximately $312,000, comprised of net operating loss carryforwards, are completely offset by a valuation allowance.

                  The difference between the tax provisions and the amounts computed by applying the federal statutory tax rates to the losses before income taxes are due to increases in the deferred tax asset valuation allowances.

--------------------------------------------------------------------------------
NOTE 4.           COMMON STOCK
--------------------------------------------------------------------------------

                  As of June 7, 1999, the Company had not issued stock certificates issuable in connection with the acquisition of the stock of IMN, however, as the Company is obligated to issue the shares, they are deemed to be issued and outstanding for financial statement purposes.

                                   SIGNATURES

                 In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 INDEPENDENT MUSIC GROUP, INC.

Date: June 18, 1999              By: /s/ James Fallacaro
           ---                      --------------------------------------------
                                    James Fallacaro, President

Date: June 18, 1999              By: /s/ Corinne Fallacaro
           ---                      --------------------------------------------
                                     Corinne Fallacaro, Secretary and Treasurer

Date: June 18, 1999              By: /s/ Anthony Escamilla
           ----                     --------------------------------------------
                                     Anthony Escamilla, Vice President

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibits          Description of Document
--------          -----------------------

3.1              Certificate of Incorporation of AVTR Systems, Inc.

3.2 Certificate of Amendment to the Certificate of Incorporation of AVTR Systems, Inc.

3.3 Certificate of Amendment to the Certificate of Incorporation of AVTR Systems, Inc.

3.4 Certificate of Amendment to the Certificate of Incorporation of AVTR Systems, Inc.

3.5              Bylaws of AVTR Systems, Inc.

10.1             Stock Purchase Agreement between Independent Music Group, Inc.
                 and James Fallacaro dated April 26, 1999.

23               Subsidiaries.

27               Financial Data Schedule.